Exhibit 3(i)(2)

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

VITACOST.COM INC.

VITACOST.COM INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 20, 1994 and has been amended from time to time (the “Amended Certificate of Incorporation”).

2. Article FOURTH of the Certificate of Incorporation, as heretofore amended, be, and hereby is, further amended as follows:

(a) Effective immediately upon the filing of this amendment to the Certificate of Incorporation, as amended, in the office of the Secretary of State of the State of Delaware, the outstanding shares of Common Stock shall be and hereby are combined and reclassified as follows: each five shares of Common Stock being reduced to four shares. Certificates representing shares combined and reclassified as provided in this amendment are hereby canceled, and, upon presentation of the canceled certificates to the Corporation, the holders thereof shall be entitled to receive new certificates representing the shares resulting from such combination and reclassification, with each holder entitled to receive in cash the fair value of any fractional share not included in the shares represented by such new certificate.

(b) The Corporation is authorized to issue two classes of shares to be designated, respectively, “Preferred Stock” and “Common Stock.” The number of shares of Preferred Stock authorized to be issued is Twenty Five Million (25,000,000) and the number of shares of Common Stock authorized to be issued is One Hundred Million (100,000,000). The Preferred Stock and the Common Stock shall each have a par value of $.00001 per share.

(c) The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is authorized, by filing a certificate pursuant to the applicable law of the State of Delaware, to: (i) establish from time to time the number of shares to be included in each such series (ii) fix the voting powers, designations, powers, preferences and relative, participating, optional or other rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including but not limited to the fixing or alteration of the dividend rights, dividend rate, conversion rights, conversion rate, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences of any wholly unissued series of shares of Preferred Stock; and (iii) increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the number of shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

In accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware, the above certificate of amendment has been duly approved by the board of directors and stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Ira P. Kerker, its Chief Executive Officer, who does make this Certificate and declare and certify under penalty of perjury that this is the act and deed of the Corporation and that the facts stated therein are true, and accordingly has caused this Certificate to be executed this 17 th day of September, 2009.

By:	/s/ Ira P. Kerker
Name:	Ira P. Kerker
Its:	Chief Executive Officer